VF 3-23-05



SE 05040558 COMMISSION

| OMB Number: | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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SEC MAIL RECEIVED
PROCESSING
MAR - 1 2005
WASH., D.C.
SECTION

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-053062 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Willow Cove Investment Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9444 Waples Street, Suite 460
(No. and Street)

San Diego, CA 92121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reyheena Eidarous (949) 283-5591
*(Area Code - Telephone No.)*

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mendoza Berger Company LLP
*(Name - if individual, state last, first, middle name)*

5500 Trabuco, Suite 150, Irvine, CA 92620
*(Address) (City) (State) (Zip Code)*

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Reyheena Eidarous, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Willow Cove Investment Group, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

R. Eidarous
Signature

Fin-Op
Title

Anastasia Kazyak
Notary Public


ANASTASIA KAZYAK
Commission # 1513531
Notary Public - California
Orange County
My Comm. Expires Sep 16, 2008

This report ** contains (check all applicable boxes):

- ☑ Independent Auditors' Report
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**WILLOW COVE INVESTMENT GROUP, INC.**
**Financial Statements and**
**Supplementary Information**
**for the Year Ended**
**December 31, 2004**
**and**
**Independent Auditors' Report on**
**Internal Control**
**for the Year Ended**
**December 31, 2004**

**Table of Contents**

**MENDOZA BERGER COMPANY, L.L.P.**

**Certified Public Accountants**

**Independent Auditors' Report**

Board of Directors
Willow Cove Investment Group, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Willow Cove Investment Group, Inc., (the Company) (a wholly owned subsidiary of LM Squared Investments, LLC) as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Willow Cove Investment Group, Inc. at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

**Mendoza Berger & Company, LLP**

Mendoza Berger & Company, LLP

Irvine, California
January 26, 2005

5500 Trabuco Road, Suite 150 • Irvine, CA 92620 • 949.387.9850 • Fax 949.387.9652

**WILLOW COVE INVESTMENT GROUP, INC.**
**(A Wholly Owned Subsidiary of LM Squared Investments, LLC)**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2004**

## ASSETS

| | | |
|---|---|---|
| Current assets: | | |
| Cash | $ | 33,096 |
| Securities owned (Note 3): | | |
| Marketable securities | | 344,251 |
| Due from clearing organization | | 427 |
| Employee advance | | 9,500 |
| Prepaid expenses | | 4,705 |
| Total current assets | | 391,979 |
| Goodwill (Note 2) | | 58,976 |
| Clearing deposit | | 12,826 |
| Total assets | $ | 463,781 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable | $ | 3,528 |
| Accrued expenses | | 6,979 |
| Total current liabilities | | 10,507 |
| Commitments and contingent liabilities (Note 5) | | - |
| Stockholder's equity (Note 7): | | |
| Common stock, no par value, 25,000 shares authorized, 1,000 issued and outstanding | | 100 |
| Additional paid-in capital | | 774,479 |
| Accumulated deficit | | (321,305) |
| Total stockholder's equity | | 453,274 |
| Total liabilities and stockholder's equity | $ | 463,781 |

See independent auditors' report and accompanying notes

**WILLOW COVE INVESTMENT GROUP, INC.**
**(A Wholly Owned Subsidiary of LM Squared Investments, LLC)**
**INCOME STATEMENT**
**FOR THE YEAR ENDED DECEMBER 31, 2004**

| | |
|---|---|
| Revenue: | |
| Commission income | $ 19,066 |
| Consulting income | 521,693 |
| Other income | 7,456 |
| Realized gain on securities | 78,185 |
| Unrealized loss on securities | (264,324) |
| Total revenues | 362,076 |
| Expenses: | |
| Salaries | 7,299 |
| Officers' salaries | 112,988 |
| Payroll taxes | 9,387 |
| Commissions and fees | 3,705 |
| Clearing charges | 12,767 |
| Consulting fees | 2,528 |
| Accounting | 15,160 |
| Legal fees | 8,307 |
| Regulatory expenses | 7,858 |
| Rent expense | 57,269 |
| Supplies | 19,059 |
| Miscellaneous | 20,661 |
| Meals and entertainment expenses | 633 |
| Dues and subscriptions | 16,460 |
| Insurance | 8,113 |
| Printing | 2,384 |
| Total expenses | 304,578 |
| Net income before provision for income taxes | 57,498 |
| Provision for income taxes (Note 4) | 800 |
| Net income | $ 56,698 |

## WILLOW COVE INVESTMENT GROUP, INC.
## (A Wholly Owned Subsidiary of LM Squared Investments, LLC)
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2004

| | Common Stock | | | | |
|---|---|---|---|---|---|
| | **Shares** | **Amount** | **Additional Paid-in Capital** | **Accumulated Deficit** | **Total Stockholders' Equity** |
| Balance at December 31, 2003 | 1,000 | $ 100 | $ 536,192 | $ (378,003) | $ 158,289 |
| Expenses paid by Parent (Note 7) | - | - | 238,287 | - | 238,287 |
| Net loss | - | - | - | 56,698 | 56,698 |
| Balance at December 31, 2004 | 1,000 | $ 100 | $ 774,479 | $ (321,305) | $ 453,274 |

See independent auditors' report and accompanying notes

**WILLOW COVE INVESTMENT GROUP, INC.**
**(A Wholly Owned Subsidiary of LM Squared Investments, LLC)**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2004**

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 56,698 |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Realized gain on securities | (78,185) |
| Unrealized loss on securities | 264,324 |
| (Increase) decrease in operating assets: | |
| Due from clearing organization | 866 |
| Employee advance | 19,495 |
| Prepaid expenses | (373) |
| Clearing deposit | (92) |
| Increase (decrease) in operating liabilities: | |
| Accounts payable | 3,183 |
| Accrued expenses | (116) |
| Total adjustments | 209,102 |
| Net cash provided by operating activities | 265,800 |
| Cash flows from investing activities: | |
| Securities earned | (610,200) |
| Proceeds from the sale of securities | 132,412 |
| Net cash used in investing activities | (477,788) |
| Cash flows from financing activities: | |
| Contributed additional paid-in capital | 238,287 |
| Net cash provided by financing activities | 238,287 |
| Increase in cash | 26,299 |
| Cash at beginning of the year | 6,797 |
| Cash at end of the year | $ 33,096 |
| **Supplemental disclosure of cash flow information:** | |
| Cash paid for: | |
| Income taxes | $ 800 |

## 1. BUSINESS DESCRIPTION

Willow Cove Investment Group, Inc., (the Company) (a wholly owned subsidiary of LM Squared Investments, LLC) (the Parent) is a registered Securities Broker-Dealer, a member of the National Association of Securities Dealers (NASD) and is engaged in the following business activities; 1) Retailing corporate equity securities over-the-counter, 2) Retailing corporate debt securities, 3) Underwriter or seller group participant (corporate securities other than mutual funds) on best effort basis only, 4) Mutual fund retailer via subscription applications and 5) Private placement of securities.

All securities transactions for the accounts of its customers are cleared by another broker/dealer on a fully disclosed basis.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a trade date basis.

### Income Taxes

Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates in the date of enactment.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost, which approximate fair value.

### Goodwill

Goodwill represents the excess purchase price paid by the Parent for 100% of the Company over the fair value of the tangible and intangible assets and liabilities of the Company at August 6, 2001, the date of the acquisition. In accordance with SFAS 142, the goodwill is not being amortized, but instead will be subject to an annual assessment of impairment by applying a fair-value based test.

The Company evaluates the carrying value of goodwill each fiscal year. As part of the evaluation, the Company compares the carrying value of goodwill with its fair value to determine whether there has been impairment. As of December 31, 2004, the Company does not believe any impairment of goodwill has occurred.

## 3. SECURITIES OWNED

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings.

| | Gross Unrealized Gain | Gross Unrealized Loss | Fair Value |
|---|---|---|---|
| Trading securities: | | | |
| Marketable equity securities | $ - | $ (264,324) | $ 344,251 |

Realized gains and losses are determined on the basis of actual results on investments. During 2004, sales proceeds and gross realized gain on marketable securities were:

| | |
|---|---|
| Sales proceeds | $ 132,412 |
| Gross realized gain | $ 78,185 |

## 4. INCOME TAXES

The components of the net deferred income tax asset are as follows at December 31, 2004:

| | | |
|---|---|---|
| Deferred income tax asset: | | |
| Net operating loss carryforward | $ | 69,000 |
| Valuation allowance | | (69,000) |
| Deferred income tax asset, net | $ | - |

The Company had available approximately $178,000 and $157,000 of unused Federal and state net operating loss carryforwards, respectively, at December 31, 2004, that may be applied against future taxable income. These net operating loss carryforwards expire for Federal and California state purposes in 2024 and 2015, respectively. There is no assurance that the Company will realize the benefit of the net operating loss carryforwards. The Company has recorded the minimum California income tax expenses of $800 for the year ended December 31, 2004.

SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2004, a valuation for the full amount of the net deferred tax asset was established due to the uncertainties as to the amount of the taxable income that would be generated in future years.

## 5. COMMITMENTS AND CONTINGENT LIABILITIES

### Office Lease

The Corporation leases its offices on a month to month basis from a stockholder of the Parent. Rent expense for the year ended December 31, 2004 was $57,269.

### Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

## 6. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with whom it conducts business.

## 7. RELATED PARTY

The Parent of the Company pays for certain expenses of the Company, for which it is generally not reimbursed. In 2004, $238,287 of such expenses were paid by the Parent, for which it was not reimbursed, including partial rent, overhead and administrative expenses. Reimbursement of such expenses were waived by the Parent through approval by their Board of Directors and treated as a capital contribution to the Company.

## 8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $285,462, which was $280,462 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.

## 9. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

# Supplementary Information

**WILLOW COVE INVESTMENT GROUP, INC.**
**(A Wholly Owned Subsidiary of LM Squared Investments, LLC)**
**SCHEDULE I**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2004**

| | | |
|---|---|---|
| Net capital: | | |
| Total stockholder's equity | | $ 453,274 |
| Total stockholder's equity qualified for net capital | | |
| Deductions: | | |
| Non-allowable assets: | | |
| Employee advance | $ 9,500 | |
| Prepaid expenses | 4,705 | |
| Goodwill | 58,976 | 73,181 |
| Tentative net capital | | 380,093 |
| Haircuts | | |
| Money market | | 370 |
| Marketable securities | | 51,638 |
| Undue concentration | | 42,623 |
| Net capital | | $ 285,462 |
| Aggregate indebtedness: | | |
| Items included in statement of financial condition: | | |
| Accounts payable | | $ 3,528 |
| Accrued expenses | | 6,979 |
| Total aggregate indebtedness | | $ 10,507 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required | | $ 5,000 |
| Excess net capital | | $ 280,462 |
| Ratio: Aggregate indebtedness to net capital | | .04 to 1 |
| Reconciliation with Company's computation (included in Part II-A of Form X-17A-5 as of December 31, 2004): | | $ 288,790 |
| Net capital as reported in Company's Part II-A (unaudited) FOCUS report: | | |
| Audit adjustment to accounts payable | | (2,528) |
| Audit adjustment to accrued expenses | | (800) |
| Net capital per above | | $ 285,462 |

## WILLOW COVE INVESTMENT GROUP, INC.
## (A Wholly Owned Subsidiary of LM Squared Investments, LLC)
## SCHEDULE II
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
## FOR THE YEAR ENDED DECEMBER 31, 2004

Not applicable.

**WILLOW COVE INVESTMENT GROUP, INC.**
**(A Wholly Owned Subsidiary of LM Squared Investments, LLC)**
**SCHEDULE III**
**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**FOR THE YEAR ENDED DECEMBER 31, 2004**

---

Not applicable.

**WILLOW COVE INVESTMENT GROUP, INC.**
**(A Wholly Owned Subsidiary of LM Squared Investments, LLC)**
**SCHEDULE IV**
**SCHEDULE OF SEGREGATION REQUIREMENTS AND**
**FUNDS IN SEGREGATION FOR CUSTOMERS'**
**REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS**
**FOR THE YEAR ENDED DECEMBER 31, 2004**

Not applicable.

MENDOZA
BERGER
COMPANY, L.L.P.

Certified Public Accountants

**Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5**

Board of Directors
Willow Cove Investment Group, Inc.
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of Willow Cove Investment Group, Inc. (the Company) (a wholly owned subsidiary of LM Squared Investments, LLC), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

5500 Trabuco Road, Suite 150 • Irvine, CA 92620 • 949.387.9850 • Fax 949.387.9652

management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

**Mendoza Berger & Company, LLP**



Irvine, California
January 26, 2005